

Tanger Factory Outlet Centers, Inc.

Supplemental Operating and Financial Data

March 31, 2002

Notice

This Supplemental Operating and Financial Data may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which reflect management's current views with respect to future events and financial performance relating to our re-merchandising strategy, the renewal and re-tenanting of space, tenant sales and sales trends, interest rates, fund from operations, the development of new centers, the opening of ongoing expansions, coverage of the current dividend and the impact of sales of land parcels. These forward-looking statements are subject to risks and uncertainties. Actual results could differ materially from those projected due to various factors including, but not limited to, the risks associated with general economic and local real estate conditions, the availability and cost of capital, our ability to lease our properties, our inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, and competition. For a more detailed discussion of the factors that affect our operating results, interested parties should review the Tanger Factory Outlet Centers, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

This Supplemental Operating and Financial Data is not an offer to sell or a solicitation to buy any securities of the Company. Any offers to sell or solicitations to buy any securities of the Company shall be made only by means of a prospectus.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Table of Contents

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Quarterly Highlights from Press Release dated April 30, 2002

Greensboro, NC, April 30, 2002, Tanger Factory Outlet Centers, Inc. (NYSE:SKT) today reported funds from operations (FFO) for the first quarter of 2002 increased 9% to $8.9 million, or $.76 per share, compared to $8.2 million, or $.70 per share in the same quarter of 2001. Net income per share for the first quarter of 2002 increased 200% to $.12 per share compared to $.04 per share in the same quarter of 2001. All FFO and net income calculations are on a fully diluted basis and assume full conversion of the minority interest in the operating partnership.

Reported same-space sales per square foot for the rolling twelve months ended March 31, 2002 were $300 per square foot. This represents a 6% increase compared to the same period in 2001. For the three months ended March 31, 2002, same-space sales increased by 10% compared to the same period in 2001. Same-space sales is defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period. Our ability to attract high volume tenants to many of our outlet centers continues to improve the average sales per square foot throughout our portfolio.

Reported same-store sales for the quarter ended March 31, 2002, defined as the weighted average sales per square foot reported by tenants for stores open since January 1, 2001, increased 5% over the same period in 2001. Reported tenant sales for the first quarter of 2002 for all Tanger Outlet Centers increased 12% to $271 million compared to $243 million in 2001.

Through March 31, 2002, we renewed approximately 404,000 square feet, or 43%, of the 935,000 square feet coming up for renewal during the current year at an average base rental rate 5% higher than the expiring rate. We anticipate that most of the remaining leases up for renewal will either be renewed with the existing tenant during 2001 or re-tenanted during the next twelve months. We also re-tenanted approximately 94,000 square feet of vacant space during the first three months of 2002 at a 9% increase in the average base rental rate from that which was charged previously.

Construction of a new 400,000 square foot Tanger Outlet Center in Myrtle Beach, SC continues to proceed as planned. This property is being developed as a joint venture of which we own a 50% interest. The first phase will consist of approximately 260,000 square feet and include over 50 brand name outlet tenants including Polo Ralph Lauren, Coach Leatherware, Liz Claiborne, Mikasa, Nautica, Old Navy, Reebok, and Tommy Hilfiger. Currently, leases for approximately 238,000 square feet, or over 91% of the first phase are fully executed. Stores are expected to be open in time for our grand opening events to be held on July 5, 2002. We will be paid a third party management fee and leasing fees for our services as property manager.

Stanley K. Tanger, Chairman of the Board and Chief Executive Officer, said, "We are very pleased with our first quarter 2002 results. Higher than expected income from percentage rentals and lower average interest rates were the driving forces for the first three months. Our management team has worked very hard during the first quarter of the year and will continue to strive toward increasing our revenues and improving our financial results each quarter, while still maintaining a long-term view regarding our portfolio of properties, our company and our business strategy."

Tanger Factory Outlet Centers, Inc., a fully integrated, self-administered and self-managed publicly-traded REIT, presently owns and operates 29 centers in 20 states coast to coast, totaling approximately 5.3 million square feet of gross leasable area. At March 31, 2002, our operating properties were 95% occupied. For more information about Tanger Outlet Centers, visit our web site at www.tangeroutlet.com.

Geographic Diversification

As of March 31, 2002			
State	**# of Centers**	**GLA**	**% of GLA**
Georgia	4	950,590	18%
New York	1	729,238	14%
Texas	2	618,922	12%
Tennessee	2	448,535	8%
Florida	2	363,789	7%
Missouri	1	277,494	5%
Iowa	1	277,230	5%
Pennsylvania	1	255,059	5%
Louisiana	1	245,199	5%
North Carolina	2	187,702	4%
Arizona	1	184,768	3%
Indiana	1	141,051	3%
Minnesota	1	134,480	3%
Michigan	1	112,420	2%
California	1	105,950	2%
Maine	2	84,397	1%
Alabama	1	80,730	1%
New Hampshire	2	61,745	1%
West Virginia	1	49,252	1%
Massachusetts	1	23,417	Less than 1%
Total	29	5,331,968	100%

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Property Summary - Occupancy

Location	Total GLA 03/31/02	% Occupied 03/31/02	% Occupied 12/31/01	% Occupied 09/30/01	% Occupied 06/30/01	% Occupied 03/31/01
Barstow, CA	105,950	59%	76%	76%	76%	78%
Blowing Rock, NC	105,448	100%	100%	100%	100%	100%
Boaz, AL	80,730	93%	93%	93%	93%	99%
Bourne, MA	23,417	100%	100%	100%	100%	100%
Branson, MO	277,494	94%	100%	99%	98%	97%
Casa Grande, AZ	184,768	89%	94%	84%	84%	85%
Commerce I, GA	185,750	84%	79%	81%	88%	92%
Commerce II, GA	342,556	95%	99%	97%	94%	94%
Dalton, GA	173,430	90%	94%	95%	93%	98%
Ft Lauderdale, FL	165,000	100%	100%	100%	100%	100%
Gonzales, LA	245,199	97%	97%	99%	97%	99%
Kittery I, ME	59,694	100%	100%	100%	100%	100%
Kittery II, ME	24,703	94%	100%	100%	100%	100%
Lancaster, PA	255,059	94%	100%	100%	97%	97%
Locust Grove, GA	248,854	100%	98%	97%	94%	98%
Martinsburg, WV	49,252	73%	93%	100%	86%	93%
Nags Head, NC	82,254	100%	100%	100%	100%	100%
North Branch, MN	134,480	100%	100%	99%	90%	97%
Clover, NH	11,000	100%	100%	100%	100%	100%
LL Bean, NH	50,745	100%	100%	100%	100%	100%
Pigeon Forge, TN	94,558	100%	96%	94%	96%	98%
Riverhead I, NY	297,755	98%	100%	100%	100%	99%
Riverhead II, NY	431,483	97%	99%	92%	88%	90%
San Marcos I, TX	219,995	97%	97%	96%	98%	98%
San Marcos II, TX	221,437	98%	100%	97%	97%	98%
Sanibel, FL	198,789	96%	97%	94%	91%	90%
Sevierville, TN	353,977	100%	100%	100%	100%	98%
Seymour, IN	141,051	73%	76%	74%	71%	71%
Terrell, TX	177,490	96%	94%	92%	85%	89%
West Branch, MI	112,420	100%	95%	95%	100%	95%
Williamsburg, IA	277,230	97%	96%	97%	97%	99%
Total	**5,331,968**	**95%**	**96%**	**95%**	**94%**	**95%**



Portfolio Weighted Average Occupancy at the End of Each Period

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Major Tenants

Ten Largest Tenants As of March 31, 2002			
Tenant	**# of Stores**	**GLA**	**% of Total GLA**
The Gap, Inc.	34	337,667	6.3%
Liz Claiborne	41	311,485	5.9%
Phillips-Van Heusen	65	293,372	5.5%
Reebok International	24	168,361	3.2%
Bass Pro Outdoor World	1	165,000	3.1%
Dress Barn, Inc.	18	123,822	2.3%
Sara Lee Corporation	30	113,039	2.1%
Mikasa	13	103,480	1.9%
Brown Group Retail	20	97,420	1.8%
Polo Ralph Lauren	14	93,251	1.8%
Total of All Listed Above	260	1,806,897	33.9%

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Lease Expirations as of March 31, 2002

Percentage of Total Gross Leasable Area



Percentage of Total Annualized Base Rent



Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Leasing Activity

	03/31/02	06/30/02	09/30/02	12/31/02	Year to Date
Re-tenanted Space:					
Number of leases	24				24
Gross leasable area	93,943				93,943
New base rent per square foot	$13.93				$13.93
Prior base rent per square foot	$12.75				$12.75
Percent increase in rent per square foot	9.2%				9.2%
Renewed Space:					
Number of leases	115				115
Gross leasable area	403,956				403,956
New base rent per square foot	$16.24				$16.24
Prior base rent per square foot	$15.49				$15.49
Percent increase in rent per square foot	4.8%				4.8%
Total Re-tenanted and Renewed Space:					
Number of leases	139				139
Gross leasable area	497,899				497,899
New base rent per square foot	$15.81				$15.81
Prior base rent per square foot	$14.97				$14.97
Percent increase in rent per square foot	5.6%				5.6%

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Consolidated Balance Sheets (dollars in thousands)

	03/31/02	12/31/01	09/30/01	06/30/01	03/31/01
Assets					
Rental Property					
Land	$60,196	$60,158	$59,858	$59,858	$59,858
Buildings	541,010	539,108	538,342	533,823	529,244
Total rental property	601,206	599,266	598,200	593,681	589,102
Accumulated depreciation	(155,614)	(148,950)	(142,182)	(135,472)	(128,976)
Total rental property – net	445,592	450,316	456,018	458,209	460,126
Cash	210	515	198	216	214
Deferred charges – net	11,084	11,413	11,666	12,130	11,549
Other assets	12,183	14,028	16,406	14,422	12,813
Total assets	$469,069	$476,272	$484,288	$484,977	$484,702
Liabilities & Shareholders' Equity					
Liabilities					
Debt					
Senior, unsecured notes	$155,609	$160,509	$175,000	$175,000	$175,000
Mortgages payable	176,176	176,736	177,285	177,823	158,858
Lines of credit	27,786	20,950	10,628	7,413	21,427
Total debt	359,571	358,195	362,913	360,236	355,285
Construction trade payables	3,934	3,722	6,431	6,251	6,853
Accounts payable & accruals	11,278	16,478	14,191	12,452	11,343
Total liabilities	374,783	378,395	383,535	378,939	373,481
Minority interest	20,386	21,506	22,302	23,765	25,223
Shareholders' equity					
Preferred shares	1	1	1	1	1
Common shares	80	79	79	79	79
Paid in capital	137,684	136,529	136,529	136,522	136,361
Distributions in excess of net income	(63,370)	(59,534)	(57,403)	(53,894)	(50,018)
Accum. other comprehensive income	(495)	(704)	(755)	(435)	(425)
Total shareholders' equity	73,900	76,371	78,451	82,273	85,998
Total liabilities & shareholders' equity	$469,069	$476,272	$484,288	$484,977	$484,702

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Consolidated Statements of Operations (dollars and shares in thousands)

	Three Months Ended					YTD	
	03/02	12/01	09/01	06/01	03/01	03/02	03/01
Revenues							
Base rentals	$18,589	$19,711	$18,801	$18,564	$18,278	$18,589	$18,278
Percentage rentals	597	1,287	598	499	351	597	351
Expense reimbursements	7,449	7,695	7,240	7,701	7,571	7,449	7,571
Other income	573	849	846	557	520	573	520
Total revenues	27,208	29,542	27,485	27,321	26,720	27,208	26,720
Expenses							
Property operating	8,804	8,536	8,448	8,958	8,697	8,804	8,697
General & administrative	2,275	2,134	2,012	2,016	2,069	2,275	2,069
Interest	7,129	7,297	7,546	7,658	7,633	7,129	7,633
Depreciation & amortization	7,173	7,233	7,202	6,926	7,211	7,173	7,211
Total expenses	25,381	25,200	25,208	25,558	25,610	25,381	25,610
Income before minority interest and extraordinary item	1,827	4,342	2,277	1,763	1,110	1,827	1,110
Minority interest	(382)	(1,079)	(507)	(365)	(185)	(382)	(185)
Income before extraordinary item	1,445	3,263	1,770	1,398	925	1,445	925
Extraordinary item – loss on early extinguishments of debt	--	(114)	--	--	(130)	--	(130)
Net Income	1,445	3,149	1,770	1,398	795	1,445	795
Less applicable preferred share dividends	(444)	(443)	(443)	(443)	(442)	(444)	(442)
Net income available to common shareholders	$1,001	$2,706	$1,327	$955	$353	$1,001	$353
Basic earnings per common share:							
Income before extraordinary item	$.13	$.35	$.17	$.12	$.06	$.13	$.06
Extraordinary item	--	(.01)	--	--	(.02)	--	(.02)
Net income	$.13	$.34	$.17	$.12	$.04	$.13	$.04
Diluted earnings per common share:							
Income before extraordinary item	$.12	$.35	$.17	$.12	$.06	$.12	$.06
Extraordinary item	--	(.01)	--	--	(.02)	--	(.02)
Net income	$.12	$.34	$.17	$.12	$.04	$.12	$.04
Weighted average common shares:							
Basic	7,948	7,930	7,930	7,923	7,919	7,948	7,919
Diluted	8,028	7,946	7,954	7,948	7,954	8,028	7,954

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

FFO and FAD Analysis (dollars and shares in thousands)

	Three Months Ended					YTD	
	03/02	12/01	09/01	06/01	03/01	03/02	03/01
Funds from operations:							
Net income	$1,445	$3,149	$1,770	$1,398	$795	$1,445	$795
Adjusted for -							
Extraordinary item	--	114	--	--	130	--	130
Minority interest	382	1,079	507	365	185	382	185
Depreciation and amortization uniquely significant to real estate	7,100	7,161	7,133	6,860	7,122	7,100	7,122
Loss on sale of real estate	--	--	--	--	--	--	--
Funds from operation	$8,927	$11,503	$9,410	$8,623	$8,232	$8,927	$8,232
Funds from operations per share	$.76	$.98	$.80	$.74	$.70	$.76	$.70
Funds available for distribution:							
Funds from operations	$8,927	$11,503	$9,410	$8,623	$8,232	$8,927	$8,232
Plus -							
Corporate depreciation exclude above	73	72	69	66	89	73	89
Amortization of finance costs	303	330	326	336	667	303	667
Straight line rent adjustment	41	73	96	68	104	41	104
Less -							
2nd generation tenant allowances	(1,206)	(1,337)	(1,567)	(1,086)	(2,015)	(1,206)	(2,015)
Capital improvements	(370)	(803)	(1,708)	(630)	(260)	(370)	(260)
Funds available for distribution	$7,768	$9,838	$6,626	$7,377	$6,817	$7,768	$6,817
Funds available for distribution per share	$.66	$.84	$.57	$.63	$.58	$.66	$.58
Dividends paid per share	$.61	$.61	$.61	$.61	$.6075	$.61	$.6075
FFO payout ratio	80%	62%	76%	82%	87%	80%	87%
FAD payout ratio	92%	73%	107%	97%	105%	92%	105%
Diluted weighted average common Shares	11,787	11,705	11,713	11,707	11,713	11,787	11,713

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Per Weighted Average Gross Leasable Area (GLA) Analysis

	Three Months Ended					YTD	
	03/02	12/01	09/01	06/01	03/01	03/02	03/01
GLA open at end of period (000's)	5,332	5,332	5,326	5,306	5,282	5,332	5,282
Weighted average GLA (000's) (1)	5,332	5,330	5,317	5,294	5,255	5,332	5,255
End of period occupancy	95%	96%	95%	94%	95%	95%	95%
PER SQUARE FOOT							
Revenues							
Base rentals	$3.49	$3.70	$3.54	$3.51	$3.48	$3.49	$3.48
Percentage rentals	.11	.24	.11	.09	.07	.11	.07
Expense reimbursements	1.40	1.44	1.36	1.45	1.44	1.40	1.44
Other income	.11	.16	.16	.11	.10	.11	.10
Total revenues	5.11	5.54	5.17	5.16	5.09	5.11	5.09
Expenses							
Property operating	1.65	1.60	1.59	1.69	1.66	1.65	1.66
General & administrative	.43	.40	.38	.38	.39	.43	.39
Interest	1.34	1.37	1.42	1.45	1.45	1.34	1.45
Depreciation & amortization	1.35	1.36	1.35	1.31	1.37	1.35	1.37
Total expenses	4.77	4.73	4.74	4.83	4.87	4.77	4.87
Income before minority interest and extraordinary item	$.34	$.81	$.43	$.33	$.22	$.34	$.22
Net operating income	$3.03	$3.54	$3.20	$3.09	$3.04	$3.03	$3.04
Funds from operations	$1.67	$2.16	$1.77	$1.63	$1.57	$1.67	$1.57

(1) Represents GLA weighted by months open. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Debt Outstanding Summary (dollars in thousands)

As of March 31, 2002			
	Principal Balance	**Interest Rate**	**Maturity Date**
Mortgage debt			
Lancaster, PA	$14,748	9.770%	04/10/05
Commerce I, GA	8,618	9.125%	09/10/05
Branson, MO	24,000	Libor + 1.75%	03/26/06
Commerce II, GA	29,500	Libor + 1.75%	03/26/06
Dalton, GA	11,280	7.875%	04/01/09
Kittery I, ME	6,418	7.875%	04/01/09
San Marcos I, TX	19,159	7.875%	04/01/09
San Marcos II, TX	19,239	7.980%	04/01/09
West Branch, MI	7,160	7.875%	04/01/09
Williamsburg, IA	19,686	7.875%	04/01/09
Blowing Rock, NC	9,751	8.860%	09/01/10
Nags Head, NC	6,617	8.860%	09/01/10
Total mortgage debt	176,176		
Corporate debt			
Unsecured credit facilities	27,786	Libor + (1.60% to 1.75%)	06/30/03
1997 Senior unsecured notes	55,609	7.875%	10/24/04
2001 Senior unsecured notes	100,000	9.125%	02/15/08
Total corporate debt	183,395		
Total debt	$359,571		

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Future Scheduled Principal Payments (dollars in thousands)

	As of March 31, 2002		
Year	Schedule Amortization Payments	Balloon Payments	Total Scheduled Payments
2002	$1,728	$ ------	$1,728
2003	2,835	27,786	30,621
2004	3,432	55,609	59,041
2005	3,311	20,577	23,888
2006	2,516	51,383	53,899
2007	2,349	--	2,349
2008	2,545	100,000	102,545
2009	967	70,474	71,441
2010	181	13,878	14,059
2011	--	--	--
2012 & thereafter	--	--	--
	$19,864	$339,707	$359,571

Note:

Balloon payments in 2003 include $27,786 relating to amounts outstanding under the unsecured credit facilities.

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets

Investor Information

Tanger Outlet Centers welcomes any questions or comments from shareholders, analysts, investment managers, media and prospective investors. Please address all inquiries to our Investor Relations Department.

Tanger Factory Outlet Centers, Inc.
Investor Relations
Phone: (336) 292-3010 ext 165
Fax: (336) 297-0931
e-mail: tangermail@tangeroutlet.com
Mail: Tanger Factory Outlet Centers, Inc.
           3200 Northline Avenue
           Suite 360
           Greensboro, NC 27408

Tanger Factory Outlet Centers, Inc.
Supplemental Operating and Financial Data for the
Quarter Ended 03/31/02

Tanger Outlets